SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN NEW PRAGUE BASE (NO. 84)

2 AIRCRAFT, $200M INVESTMENT, 2 NEW ROUTES & 625,000 CUSTOMERS

Ryanair, Europe's No.1 airline, today (6 Apr) announced it will open a new base at Prague Airport (No. 84), from 30th October, with 2 aircraft (an investment of $200m) and 2 new routes to Milan and Rome, which will deliver 625,000 customers p.a. and support 470* jobs at Prague Airport.

Ryanair's Prague winter 2016 schedule will deliver:

• 2 based aircraft ($200m)
• 2 new routes to: Milan B (daily) & Rome C (daily)
• 5 routes in total incl. Brussels C (9 wkly), Dublin (daily) and London (2 x daily)
• Over 40 weekly flights
• 625,000 customers p.a. (+100,000)
• 470* "on-site" jobs p.a.

PRAGUE WINTER 2016 SCHEDULE

Milan B NEW	1 x daily
Rome C NEW	1 x daily
Brussels C	9 x weekly
Dublin	1 x daily
London STN	2 x daily

In Prague, Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"We are pleased to announce our first Czech base at Prague (No.84) from 30th October with 2 based aircraft, (an investment of $200m) and 2 new routes to Milan and Rome, which will deliver 625,000 customers p.a. and support 470 jobs at Prague Airport.

This growth is an integral part of our continued expansion plans for both the Czech Republic and Eastern Europe, as we connect Prague with Europe's key centres of business with high frequency business-friendly services, including a double daily service to London and a daily route to Dublin, making Ryanair the ideal choice for both business and leisure customers.

Our 106m customers can look forward to further improvements, as we continue our "Always Getting Better" programme, which includes more new routes, a new app, new cabin interiors and new crew uniforms

To celebrate the launch of our new Prague base, we are releasing seats for sale from just 639 CZK, which are available for booking until Monday (11 Apr) for travel in May and June. Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Jiří Vyskoč, Prague Airport Aviation Business Director, commented:

"We are pleased that Ryanair keeps expanding its aviation business at Václav Havel Airport Prague. With nearly half a million passengers transported a year, the carrier ranks among the largest top 5 airlines in Prague. The plan to launch 2 new routes to Milan and Rome from Prague confirms both the continued interest of foreign tourists in trips to Prague and the positive trend of a growing share of Czech travellers at Václav Havel Airport Prague. Establishing Ryanair's base confirms this trend and we expect Czech passenger numbers to continue growing."

ENDS
*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:         Robin Kiely                             Olga Pawlonka
                                    Ryanair Ltd                             Ryanair Ltd
                                    Tel: +353-1-9451949            Tel: +353-1-9451768
                                    press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 April, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary